Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

	Note	June 30, 2024 $	December 31, 2023 $
ASSETS
Current assets
Cash		52,226,578	53,884,809
Investments	5	2,471,135	3,596,592
Prepaid expenses and deposits	11	1,313,193	1,519,157
Sales taxes recoverable		1,503,704	3,299,646
Interest receivable	7	77,605	75,322
Total current assets		57,592,215	62,375,526

Non-current assets
Exploration and evaluation assets	3	9,147,833	9,093,187
Investment in Kirkland Lake Discoveries Corp.	6	2,120,870	2,861,250
Property and equipment	4	7,591,166	7,638,608
Secured notes	7	2,581,577	2,454,300
Right-of-use assets		98,752	156,622
Other assets		389,791	-
Total non-current assets		21,929,989	22,203,967

Total Assets		79,522,204	84,579,493
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9,11	4,809,526	6,492,354
Flow-through share premium	8	6,519,848	12,426,322
Lease liabilities		31,807	88,958
Total current liabilities		11,361,181	19,007,634
Lease liabilities		69,068	68,839
Total non-current liabilities		69,068	68,839

Total liabilities		11,430,249	19,076,473

EQUITY
Share capital	10	317,550,189	290,244,029
Reserves	10	35,314,938	34,755,069
Deficit		(284,773,172)	(259,496,078)
Total equity		68,091,955	65,503,020

Total Liabilities and Equity		79,522,204	84,579,493

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Notes 3 and 8)

SUBSEQUENT EVENTS (Notes 7 and 16)

These condensed interim financial statements are authorized for issue by the Board of Directors on August 9, 2024. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“Douglas Hurst”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars, except share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2024 $	2023 $	2024 $	2023 $
Expenses
Corporate development and investor relations	11	167,413	318,048	389,116	674,968
Depreciation	4	204,662	238,475	419,280	489,075
Exploration and evaluation expenditures	3,11	10,127,738	24,961,141	24,289,001	46,607,926
Office and sundry		196,829	200,789	399,720	388,905
Professional fees		441,599	241,864	823,291	866,342
Salaries and consulting	11	921,847	535,650	1,464,679	1,159,764
Share-based compensation	10,11	75,491	388,488	626,389	918,735
Transfer agent and regulatory fees		90,675	197,934	280,313	355,520
Travel		10,353	28,785	58,119	108,152
Loss from operating activities		(12,236,607)	(27,111,174)	(28,749,908)	(51,569,387)
Other income (expenses)
Settlement of flow-through share premium liability	8	2,499,562	6,933,367	5,906,474	12,387,959
Gain on sale of exploration and evaluation assets	3ii	-	4,217,935	-	4,217,935
Loss from equity investment	6	(340,516)	(183,068)	(740,380)	(183,068)
Loss on disposal of property and equipment	4	-	(5,928)	-	(5,928)
Part XII.6 tax	8	(340,472)	-	(629,039)	-
Revaluation of secured notes	7	2,464	-	41,217	-
Foreign exchange gain (loss)		15,340	(9,075)	85,080	(14,854)
Impairment of exploration and evaluation assets	3	-	(8,000)	-	(8,000)
Interest expense		(5,623)	(5,952)	(12,699)	(12,624)
Interest income		825,952	764,467	1,642,897	1,639,641
Realized losses on disposal of investments	5	(23,420)	-	(23,420)	-
Unrealized losses on investments	5	(741,462)	(529,179)	(1,047,216)	(2,440,624)
Settlement of legal claim	10,14	(1,750,100)	-	(1,750,100)	-
Total		141,725	11,174,567	3,472,814	15,580,437
Loss and comprehensive loss for the period		(12,094,882)	(15,936,607)	(25,277,094)	(35,988,950)
Loss per share – basic and diluted ($)	12	(0.06)	(0.09)	(0.13)	(0.20)
Weighted average number of shares outstanding -
Basic and diluted	12	191,356,562	176,008,149	187,534,833	175,694,579

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Six months ended June 30,
	2024 $	2023 $
Cash flows from operating activities
Loss for the period	(25,277,094)	(35,988,950)
Adjustments for:
Depreciation	419,280	489,075
Gain on sale of exploration and evaluation assets	-	(4,123,183)
Loss from equity investment	740,380	183,068
Interest income	(154,366)	-
Interest expense	12,699	12,624
Revaluation of secured notes	(41,217)	-
Settlement of legal claim	1,750,100	-
Foreign exchange (gain) on secured notes	(86,060)	-
Unrealized foreign exchange (gain)	(25,881)	-
Impairment of exploration and evaluation assets	-	8,000
Loss on disposal of property and equipment	-	5,928
Settlement of flow-through share premium liability	(5,906,474)	(12,387,959)
Share-based compensation	626,389	918,735
Realized losses on disposal of investments	23,420	-
Unrealized losses on investments	1,047,216	2,440,624
	(26,871,608)	(48,442,038)
Change in non-cash working capital items:
Decrease (increase) in prepaid expenses and deposits	205,964	(80,884)
Decrease (increase) in sales taxes recoverable	1,795,942	(504,894)
(Increase) in other assets	-	(101,687)
(Decrease) in accounts payable and accrued liabilities	(1,850,492)	(89,076)
Net cash (used in) operating activities	(26,720,194)	(49,218,579)

Cash flows from investing activities
Expenditures on claim staking and license renewals	(3,400)	(2,400)
Interest received on secured notes	152,083	-
Other assets	(310,067)	-
Purchases of exploration and evaluation assets	(51,246)	(8,034)
Transaction costs on sale of exploration and evaluation assets	-	(94,752)
Proceeds on disposal of investments	54,821	-
Purchases of property and equipment	(296,737)	(946,466)
Proceeds on disposal of property and equipment	-	9,084
Net cash (used in) investing activities	(454,546)	(1,042,568)

Cash flows from financing activities
Issuance of common shares in prospectus offering	26,238,689	9,830,471
Share issue costs	(749,336)	(231,040)
Stock options exercised	87,500	49,920
Lease principal payments	(74,153)	(67,149)
Lease interest payments	(12,699)	(12,624)
Net cash generated from financing activities	25,490,001	9,569,578
Effect of exchange rate fluctuations on cash held	26,508	-
Net decrease in cash	(1,658,231)	(40,691,569)
Cash at beginning of period	53,884,809	82,165,273
Cash at end of period	52,226,578	41,473,704

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 13)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars, except share amounts)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2022	175,377,526	229,632,005	33,443,292	3,918	(179,605,315)	83,473,900
Issued in prospectus offering Share issue costs	1,490,989	9,830,471	-	-	-	9,830,471
Share issue costs	-	(231,040)	-	-	-	(231,040)
Stock options exercised	21,500	85,335	(35,415)	-	-	49,920
Share-based compensation	-	-	918,735	-	-	918,735
Total comprehensive loss for the period	-	-	-	-	(35,988,950)	(35,988,950)
Balance at June 30, 2023	176,890,015	239,316,771	34,326,612	3,918	(215,594,265)	58,053,036
Issued pursuant to acquisition of exploration and evaluation assets	39,762	203,979	-	-	-	203,979
Issued in prospectus offering Share issue costs	9,786,235	69,156,117	-	-	-	69,156,117
Flow-through share premium	-	(15,295,500)	-	-	-	(15,295,500)
Share issue costs	-	(3,286,337)	-	-	-	(3, 286,337)
Stock options exercised	157,000	148,999	(67,289)	-	-	81,710
Share-based compensation	-	-	491,828	-	-	491,828
Total comprehensive loss for the period	-	-	-	-	(43,901,813)	(43,901,813)
Balance at December 31, 2023	186,873,012	290,244,029	34,751,151	3,918	(259,496,078)	65,503,020
Issued in prospectus offering	5,487,242	26,238,689	-	-	-	26,238,689
Share issue costs	-	(836,649)	-	-	-	(836,649)
Issued in settlement of legal claim	370,000	1,750,100	-	-	-	1,750,100
Share-based compensation	-	-	626,389	-	-	626,389
Stock options exercised	175,000	154,020	(66,520)	-	-	87,500
Total comprehensive loss for the period	-	-	-	-	(25,277,094)	(25,277,094)
Balance at June 30, 2024	192,905,254	317,550,189	35,311,020	3,918	(284,773,172)	68,091,955

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves or the Company’s ability to recover the value of exploration and evaluation assets through their sale, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at June 30, 2024, the Company had an accumulated deficit of $284,773,172 and shareholders’ equity of $68,091,955. In addition, the Company has a working capital surplus, calculated as current assets less current liabilities, of $46,231,034, consisting primarily of cash, and negative cash flow from operating activities of $26,720,194 for the six months ended June 30, 2024.

Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

These condensed interim financial statements were approved by the Board of Directors of the Company on August 9, 2024.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

a)	Statement of compliance (continued)

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

b)	Basis of presentation

These condensed interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative figures have been reclassified to conform to the current period presentation.

c)	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

In preparing these condensed interim financial statements, the Company applied the critical judgments and estimates disclosed in Note 2 of its audited financial statements for the year ended December 31, 2023.

d)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2024, including amendments to IAS 1 “Classification of Liabilities as Current or Non-Current”, amendments to IFRS 16 “Leases”, and amendments to IAS 7 “Statement of Cash Flow” and IFRS 7 “Financial Instruments Disclosures”. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

e)	New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements and has an effective date of January 1, 2027. The effects of the adoption of IFRS 18 on the Company’s financial statements have not yet been determined.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at June 30, 2024 and December 31, 2023:

	Newfoundland
Six months ended June 30, 2024	Queensway(i) $	Other $	Total $
Exploration and evaluation assets
Balance as at December 31, 2023	9,014,478	78,709	9,093,187
Additions:
Acquisition costs	51,246	-	51,246
Claim staking and license renewal costs	3,400	-	3,400
Balance as at June 30, 2024	9,069,124	78,709	9,147,833

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2023	215,285,192	574,857	215,860,049
Assays	3,926,384	-	3,926,384
Drilling	10,164,148	-	10,164,148
Environmental studies	472,882	-	472,882
Geochemistry	123,744	-	123,744
Geophysics	413,230	-	413,230
Imagery and mapping	90,197	350	90,547
Metallurgy	686,082	-	686,082
Office and general	352,979	-	352,979
Other	768,437	-	768,437
Permitting	261,331	-	261,331
Property taxes, mining leases and rent	87,166	-	87,166
Reclamation	352,483	-	352,483
Salaries and consulting	5,037,563	-	5,037,563
Seismic survey	117,583	-	117,583
Supplies and equipment	761,070	-	761,070
Travel and accommodations	386,681	-	386,681
Technical reports	58,027	-	58,027
Trenching	344,164	-	344,164
Exploration cost recovery	(115,500)	-	(115,500)
	24,288,651	350	24,289,001
Cumulative exploration expense – June 30, 2024	239,573,843	575,207	240,149,050

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
Six months ended June 30, 2023	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609
Additions
Acquisition costs	8,034	-	-	8,034
Claim staking and license renewal costs	2,400	-	-	2,400
Disposals
Disposal of exploration and evaluation assets	-	-	(264,000)	(264,000)
Impairment of exploration and evaluation assets	-	-	(8,000)	(8,000)
Balance as at June 30, 2023	8,627,127	47,916	-	8,675,043

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2022	121,302,318	539,998	3,428,034	125,270,350
Assays	6,974,586	3,316	-	6,977,902
Drilling	22,168,938	-	-	22,168,938
Environmental studies	486,221	-	-	486,221
Geochemistry	422,147	-	-	422,147
Geophysics	382,837	-	-	382,837
Imagery and mapping	136,868	-	-	136,868
Metallurgy	97,261	-	-	97,261
Office and general	478,422	-	144	478,566
Permitting	131,738	-	-	131,738
Property taxes, mining leases and rent	112,110	-	4,165	116,275
Reclamation	569,577	-	-	569,577
Salaries and consulting	6,256,033	10,103	13,850	6,279,986
Seismic survey	4,862,366	-	-	4,862,366
Supplies and equipment	2,784,929	-	480	2,785,409
Technical reports	55,025	-	-	55,025
Travel and accommodations	701,796	309	155	702,260
Exploration cost recovery	(45,450)	-	-	(45,450)
	46,575,404	13,728	18,794	46,607,926
Cumulative exploration expense – June 30, 2023	167,877,722	553,726	3,446,828	171,878,276

(i)	Queensway Project – Gander, Newfoundland

As at June 30, 2024, the Company owned a 100% interest in 99 (December 31, 2023 – 96) mineral licenses including 6,713 claims (December 31, 2023 – 6,659 claims) comprising 167,825 hectares of land (December 31, 2023 – 166,475) located near Gander, Newfoundland and Labrador. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2022 under ten separate option agreements, of which nine are completed. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.4% to 3.00%, many of which include buy-back provisions that allow the Company, at its option, to reduce the NSR by making lump-sum payments ranging from $250,000 to $1,000,000 to the holders of the royalties. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $5,250,000 resulting in NSR’s ranging from 0.4% to 1.5% for the mineral licenses subject to an NSR royalty.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital of the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX Venture Exchange’s approval;

•	$200,000 (paid) and 39,762 common shares on or before November 2, 2023 (issued);

•	$250,000 and 69,583 common shares on or before November 2, 2024;

•	$300,000 and 89,463 common shares on or before November 2, 2025;

•	$600,000 and 129,224 common shares on or before November 2, 2026; and

•	$800,000 and 119,284 common shares on or before November 2, 2027.

(ii) Ontario Projects

Disposal of Lucky Strike

During the six months ended June 30, 2023, the Company recognized a gain on disposal of its Lucky Strike project in Kirkland Lake, Ontario of $4,217,935. The Company received total non-cash consideration having a fair value of $4,657,482 consisting of 28,612,500 common shares of Kirkland Lake Discoveries Corp. and a 1.0% net smelter return royalty on future production from the mineral claims. The Company recognized $175,547 of professional fees in connection with the transaction and derecognized the Lucky Strike project at its carrying value of $264,000. Refer to Note 6 for further information.

Impairment of Ontario Properties

During the six months ended June 30, 2023, the Company recorded an impairment of $8,000 in acquisition costs related to projects no longer being explored.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

4.	PROPERTY AND EQUIPMENT

	Property and Buildings	Computer Equipment	Geological Equipment and Other Facilities	Vehicles	Office Furniture and Equipment	Total
	$	$	$	$	$	$
Cost
Balance at December 31, 2022	6,192,912	93,498	1,547,454	779,888	30,148	8,643,900
Additions	172,344	46,395	763,576	190,230	8,205	1,180,750
Disposals	-	(3,401)	-	(34,795)	-	(38,196)
Balance at December 31, 2023	6,365,256	136,492	2,311,030	935,323	38,353	9,786,454
Additions	3,615	-	284,572	8,550	-	296,737
Balance at June 30, 2024	6,368,871	136,492	2,595,602	943,873	38,353	10,083,191

Accumulated Depreciation
Balance at December 31, 2022	141,526	43,789	787,598	403,561	412	1,376,886
Depreciation	271,505	42,327	228,621	244,312	7,379	794,144
Disposals	-	(567)	-	(22,617)	-	(23,184)
Balance at December 31, 2023	413,031	85,549	1,016,219	625,256	7,791	2,147,846
Depreciation	138,810	18,770	88,055	94,709	3,835	344,179
Balance at June 30, 2024	551,841	104,319	1,104,274	719,965	11,626	2,492,025

Carrying Amount
At December 31, 2023	5,952,225	50,943	1,294,811	310,067	30,562	7,638,608
At June 30, 2024	5,817,030	32,173	1,491,328	223,908	26,727	7,591,166

5.	INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consist of the following as at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
	$	$
Equities held (i)	2,305,835	3,408,092
Warrants held (ii)	165,300	188,500
Total Investments	2,471,135	3,596,592

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

(i) Equities held

The Company held the following equities as at June 30, 2024 and December 31, 2023:

	Quantity	Cost $	Fair Value June 30, 2024 $
Exploits Discovery Corp.	12,577,466	8,045,628	943,310
Labrador Gold Corp.	12,555,556	8,850,000	1,192,778
Gold Hunter Resources Inc.	1,697,473	500,000	169,747
Total Equities		17,395,628	2,305,835

	Quantity	Cost $	Fair Value December 31, 2023 $
Exploits Discovery Corp.	13,229,466	8,462,704	1,587,536
Labrador Gold Corp.	12,555,556	8,850,000	1,820,556
Long Range Exploration Corporation	5,000,000	500,000	-
Total Equities		17,812,704	3,408,092

Investments in Exploits Discovery Corp., Labrador Gold Corp. and Gold Hunter Resources Inc. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

During the six months ended June 30, 2024, investments in shares of Long Range Exploration Corporation (“Long Range”) with an estimated value of $Nil were exchanged into investments in shares of Gold Hunter Resources Corp. (“Gold Hunter”) upon completion of the acquisition of Long Range by Gold Hunter. Gold Hunter is a public company, listed on the TSX Venture Exchange. At the time of the exchange, the estimated value of Gold Hunter shares received by the Company was $216,000.

At June 30, 2024, investments in shares of Gold Hunter were classified as Level 2 in the fair value hierarchy (see Note 15). At December 31, 2023, Long Range was a private company, without observable market prices for its common shares and investments in its shares were measured at their estimated fair value based on valuation techniques that use inputs derived by management and classified as Level 3 in the fair value hierarchy (see Note 15).

(ii) Warrants held

The Company held the following warrants as at June 30, 2024 and December 31, 2023:

	Quantity	Cost $	Fair Value June 30, 2024 $
Maritime Resources Corp. (1)	15,324,571	174,500	165,300
Total Warrants		174,500	165,300

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

	Quantity	Cost $	Fair Value December 31, 2023 $
Maritime Resources Corp. (1)	15,324,571	174,500	188,500
Total Warrants		174,500	188,500

(1)  Each warrant is exercisable into one common share of Maritime Resources Corp. at a price of $0.07 per warrant until August 14, 2025, subject to extension to August 14, 2026 in the event that the Initial Maturity Date of the notes is extended to the Extended Maturity Date as defined in Note 7.

Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the six months ended June 30, 2024 and 2023 is as follows:

	2024 $	2023 $
Investments, beginning of period	3,596,592	7,501,155
Disposal of investments	(54,821)	-
Realized loss on investments	(23,420)	-
Unrealized losses on investments	(1,047,216)	(2,440,624)
Investments, end of period	2,471,135	5,060,531

6.	INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP.

The investment in Kirkland Lake Discoveries Corp. represents 32.29% of the issued and outstanding common shares of KLDC at December 31, 2023 and as at June 30, 2024. The companies have a director and officer in common, being Denis Laviolette, Director and President, who was appointed to the board of KLDC at the time of closing. The Company also exercised its right to nominate two additional directors to the board of directors of Kirkland Lake Discoveries Corp. Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it continues to have significant influence over KLDC, and as a result has accounted for it as an investment in an associate since the acquisition of its ownership interest on May 25, 2023.

The following tables illustrate the summarised financial information of the Company’s investment in KLDC as at June 30, 2024 and December 31, 2023 on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences due to accounting policies:

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

6.	INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP. (continued)

	June 30, 2024 $	December 31, 2023 $
Summarised Statement of Financial Position
Current assets	2,398,822	4,601,136
Non-current assets	4,580,913	4,583,769
Current liabilities	(410,541)	(322,453)
Non-current liabilities	-	-
Net Assets	6,569,194	8,862,452
The Company’s ownership interest	32.29%	32.29%
Share of Kirkland Lake Discoveries Corp.’s net assets	2,120,870	2,861,250

	Six months ended June 30, 2024 $	Period from May 25, 2023 to June 30, 2023 $
Summarised Statement of Loss and Comprehensive Loss
Net loss and comprehensive loss for the period	(2,293,258)	(567,036)
Share of Kirkland Lake Discoveries Corp.’s loss for the period	(740,380)	(183,068)

The Company performs an impairment indicator assessment on its investment in KLDC at each period end. The assessment is based on the review of recent share price history, industry statistics and assessment of the current market conditions. At June 30, 2024, there were no indicators of impairment of the Company’s investment in KLDC. During the year ended December 31, 2023, the Company recognized an impairment of its equity investment of $1,000,237 which was included in the statement of loss and comprehensive loss for the year.

The following table illustrates the movement in investment in associate for the period from May 25, 2023 to June 30, 2024:

Net Carrying amount – May 25, 2023	$4,657,482
Share of loss from operations of associate during the period	(795,995)
Impairment of equity investment	(1,000,237)
Net Carrying amount – December 31, 2023	$2,861,250
Share of loss from operations of associate during the period	(740,380)
Net Carrying amount – June 30, 2024	$2,120,870

The estimated fair value of the Company’s investment in KLDC is $1,716,750 as at June 30, 2024 (December 31, 2023 - $2,861,250) based on the quoted market price of its common shares on the TSX Venture exchange.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SECURED NOTES

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime Resources Corp. (“Maritime”) consisting of the issuance of non-convertible senior secured notes (the “Notes”) and common share purchase warrants. The Notes mature on August 14, 2025 (the “Initial Maturity Date”).

The Notes bear interest at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 6% per annum, payable quarterly in arrears. The Initial Maturity Date of the Notes can be extended to August 14, 2026 (the “Extended Maturity Date”) at the election of Maritime subject to the approval of holders of at least 65% of the principal amount of the Notes then outstanding.

The Notes are secured by a general security interest over Maritime and rank senior to all existing and future indebtedness of Maritime.

Based on the business model in which the secured notes are held and the characteristics of their contractual cash flows, the secured notes are classified as a financial instrument at fair value through profit and loss ("FVTPL") in accordance with IFRS 9 “Financial Instruments”.

The issuance of the Notes included a 40% warrant coverage resulting in the Company receiving 15,324,571 warrants (“Warrants”). These warrants were classified by the Company as investments at FVTPL (Note 5).

The Company has allocated the gross investment of US$1,960,000 (CAD$2,638,500) to the Notes and warrants based on their respective fair values at initial recognition. At the time of issuance, the fair value of the Notes was CAD$2,464,000 (US$1,830,300) and the fair value of the warrants was CAD$174,500 (US$129,700).

The following table illustrates the movement in the Company’s secured notes for the period from August 14, 2023 to June 30, 2024:

Secured notes at August 14, 2023	$2,464,000
Revaluation of secured notes	33,599
Foreign exchange loss	(43,299)
Secured notes at December 31, 2023	$2,454,300
Revaluation of secured notes	41,217
Foreign exchange gain	86,060
Secured notes at June 30, 2024	$2,581,577

During the six months ended June 30, 2024, the Company recognized $152,083 of interest income on the secured notes (June 30, 2023 – $Nil), $77,605 of which was included in interest receivable as at June 30, 2024 and collected subsequent to June 30, 2024.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	FLOW-THROUGH SHARE PREMIUM

	Issued November 25, 2021 $	Issued December 14, 2022 $	Issued November 6, 2023 $	Total $
Balance at December 31, 2022	5,563,350	14,500,000	-	20,063,350
Liability incurred on flow-through shares issued	-	-	15,295,500	15,295,500
Settlement of flow-through share premium liability on expenditures incurred	(5,563,350)	(14,500,000)	(2,869,178)	(22,932,528)
Balance at December 31, 2023	-	-	12,426,322	12,426,322
Settlement of flow-through share premium liability on expenditures incurred	-	-	(5,906,474)	(5,906,474)
Balance at June 30, 2024	-	-	6,519,848	6,519,848

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the six months ended June 30, 2024, the Company incurred $21,627,242 (six months ended June 30, 2023 – $44,726,849) in Qualifying CEE and amortized a total of $5,906,474 (six months ended June 30, 2023 – $12,387,959) of its flow-through share premium liabilities.

The flow-through share premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

During the six months ended June 30, 2024, the Company incurred $629,039 (six months ended June 30, 2023 – $Nil) in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rules, in accordance with the Income Tax Act of Canada. As at June 30, 2024, the Company must spend another $23,873,181 of Qualifying CEE by December 31, 2024 to satisfy its remaining current flow-through share premium liability of $6,519,848.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2024 $	December 31, 2023 $
Accounts payable and accrued liabilities	3,445,258	5,207,323
Reclamation provision(1)	1,364,268	1,285,031
Accounts payable and accrued liabilities, end of period	4,809,526	6,492,354

(1)  Provincial laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize the environmental impact from its activities and to perform site restoration and other reclamation activities. The Company’s reclamation provision is based on known requirements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (continued)

The breakdown of the Company’s reclamation provision is as follows:

	June 30, 2024 $	December 31, 2023 $
Balance, beginning of period	1,285,031	1,411,293
Additions to reclamation provision	241,904	1,327,278
Change in estimate	(11,720)	2,687
Reclamation costs incurred	(150,947)	(1,456,227)
Balance, end of period	1,364,268	1,285,031

The Company has estimated that the reclamation obligations are current costs and as such considers the present value of the provision at June 30, 2024 to be equal to the total future undiscounted cash flows to settle the provision for reclamation, being $1,364,268 (December 31, 2023 - $1,285,031). Additions to the reclamation provision are included in the total amount of exploration and evaluation expenditures in the condensed interim statement of loss and comprehensive loss.

10.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At June 30, 2024, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued During the Six Months Ended June 30, 2024

	Six months ended June 30, 2024		Six months ended June 30, 2023
	Number of shares	Gross proceeds	Number of shares	Gross proceeds
ATM program	5,487,242	$26,238,689	1,490,989	$9,830,471
Total	5,487,242	$26,238,689	1,490,989	$9,830,471

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange.

During the six months ended June 30, 2024, the Company sold 5,487,242 (six months ended June 30, 2023 - 1,490,989) common shares of the Company under the ATM program at an average price of $4.78 (six months ended June 30, 2023 - $6.59) for gross proceeds of $26,238,689 (2023 - $9,830,471) or net proceeds of $25,402,040 (2023 - $9,599,431), and paid an aggregate commission of $616,752 (2023 - $231,040). At June 30, 2024, the Company has completed $51,768,704 of the ATM program.

On June 26, 2024, the Company issued 370,000 common shares with a value of $1,750,100 pursuant to a legal claim settlement agreement (Note 14).

During the six months ended June 30, 2024, 175,000 stock options were exercised at a weighted average exercise price of $0.50 per share for gross proceeds of $87,500.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Details of Common Shares Issued During the Year Ended December 31, 2023

On November 6, 2023, the Company completed a bought-deal prospectus offering of 7,725,000 flow-through common shares at a price of $7.25 per common share for gross proceeds of $56,006,250. The Company paid share issuance costs of $2,977,254 in cash of which $2,357,908 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $15,295,500.

On November 2, 2023, the Company issued 39,762 common shares with a value of $203,979 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 3).

During the year ended December 31, 2023, 178,500 stock options were exercised at a weighted average exercise price of $0.74 per share for gross proceeds of $131,630.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares in any twelve-month period. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately.

The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed ten years.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the six months ended June 30, 2024 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2023	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding June 30, 2024	Exercisable June 30, 2024
December 17, 2024	$0.50	1,725,000	-	(175,000)	-	1,550,000	1,550,000
April 18, 2025	$1.00	100,000	-	-	-	100,000	100,000
May 23, 2025	$1.075	75,000	-	-	-	75,000	75,000
August 11, 2025	$1.40	1,125,000	-	-	-	1,125,000	1,125,000
September 3, 2025	$2.07	50,000	-	-	-	50,000	50,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	5,305,000	-	-	-	5,305,000	5,305,000
April 29, 2026	$6.79	962,875	-	-	(36,375)	926,500	926,500
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	106,250
November 8, 2026	$8.04	47,500	-	-	(12,000)	35,500	34,375
January 4, 2027	$8.98	22,500	-	-	(7,500)	15,000	10,500
August 19, 2027	$5.75	340,000	-	-	-	340,000	254,500
September 8, 2027	$5.00	20,000	-	-	-	20,000	20,000
December 27, 2027	$5.68	2,156,250	-	-	(102,250)	2,054,000	1,940,375
February 20, 2029	$4.59	-	200,000	-	-	200,000	100,000
May 6, 2029	$4.78	-	40,000	-	-	40,000	4,000
		12,279,125	240,000	(175,000)	(158,125)	12,186,000	11,826,500
Weighted average exercise price $		3.97	4.62	0.50	6.27	4.00	3.96
Weighted average contractual remaining life (years)		2.25	-	-	-	1.81	1.75

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the six months ended June 30, 2023 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2022	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding June 30, 2023	Exercisable June 30, 2023
September 30, 2023	$0.40	150,000	-	-	-	150,000	150,000
December 17, 2024	$0.50	1,725,000	-	-	-	1,725,000	1,725,000
April 18, 2025	$1.00	100,000	-	-	-	100,000	100,000
May 23, 2025	$1.075	75,000	-	-	-	75,000	75,000
August 11, 2025	$1.40	1,125,000	-	-	-	1,125,000	1,125,000
September 3, 2025	$2.07	75,000	-	(20,000)	-	55,000	55,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	5,305,000	-	-	-	5,305,000	5,305,000
April 29, 2026	$6.79	1,258,625	-	-	(270,750)	987,875	937,625
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	68,750
November 8, 2026	$8.04	55,000	-	-	(7,500)	47,500	26,125
January 4, 2027	$8.98	24,375	-	-	(1,875)	22,500	9,000
August 19, 2027	$5.75	340,000	-	-	-	340,000	197,500
September 8, 2027	$5.00	20,000	-	-	-	20,000	10,000
December 27, 2027	$5.68	2,257,500	-	(1,500)	(52,250)	2,203,750	1,896,250
		12,860,500	-	(21,500)	(332,375)	12,506,625	11,905,250
Weighted average exercise price $		4.01	-	2.32	6.66	3.94	3.82
Weighted average contractual remaining life (years)		3.24	-	-	-	2.73	2.66

The table below summarizes the weighted average fair value of share purchase options granted:

	Six months ended June 30,
	2024	2023
Weighted average:
Fair value of share purchase options granted	$3.06	-
Fair value of share purchase options exercised	$0.38	$1.65
Closing share price at the date of exercise	$4.24	$6.47

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Six months ended June 30,
	2024	2023
Risk-free interest rate	3.59%	1.39%
Expected option life in years	5	5.0
Expected share price volatility(i)	80.23%	90.67%
Grant date share price	$4.62	$8.98
Expected forfeiture rate	Nil	Nil
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024 $	2023 $	2024 $	2023 $
Amounts paid to EarthLabs Inc. (i) for exploration and evaluation	4,500	4,500	9,000	9,000
Amounts paid to Notz Capital Corp. (ii) for corporate development and investor relations	44,379	16,853	87,964	16,853

(i)	EarthLabs Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

(ii)	Notz Capital Corp. is a related entity of the Executive Chairman and Chief Executive Officer.

As at June 30, 2024 and December 31, 2023, there were no amounts payable to related parties. As at June 30, 2024, prepaid expenses and deposits includes $7,662 (December 31, 2023 - $Nil) in advances to EathLabs Inc. for corporate development and investor relations expenses.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Three months ended June 30, 2024	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	97,200	-	129,600	226,800
President	68,040	-	90,720	158,760
Chief Financial Officer	29,160	-	38,880	68,040
Chief Operating Officer	65,680	-	84,240	149,920
Chief Development Officer	84,240	25,818	112,320	222,378
Non-executive directors	54,000	-	-	54,000
Total	398,320	25,818	455,760	879,898

Three months ended June 30, 2023	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	97,200	-	-	97,200
President	68,040	-	-	68,040
Chief Financial Officer	29,160	-	-	29,160
Chief Operating Officer	63,180	-	-	63,180
Chief Development Officer	84,240	60,729	-	144,969
Non-executive directors	54,000	-	-	54,000
Total	395,820	60,729	-	456,549

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Six months ended June 30, 2024	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	194,400	-	129,600	324,000
President	136,080	-	90,720	226,800
Chief Financial Officer	58,320	-	38,880	97,200
Chief Operating Officer	128,860	-	84,240	213,100
Chief Development Officer	168,480	59,297	112,320	340,097
Non-executive directors	108,000	-	-	108,000
Total	794,140	59,297	455,760	1,309,197

Six months ended June 30, 2023	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	194,400	-	-	194,400
President	136,080	-	-	136,080
Chief Financial Officer	58,320	-	-	58,320
Chief Operating Officer	126,360	-	-	126,360
Chief Development Officer	168,480	143,646	-	312,126
Non-executive directors	108,000	-	-	108,000
Total	791,640	143,646	-	935,286

As at June 30, 2024, there was $20,486 payable to key management personnel in respect of key management compensation and expense reimbursements included in accounts payable and accrued liabilities (December 31, 2023 - $18,888). The amounts are unsecured, non-interest bearing and without fixed terms of repayment. Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

12.	BASIC AND DILUTED LOSS PER COMMON SHARE

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Basic weighted average number of common shares outstanding	191,356,562	176,008,149	187,534,833	175,694,579
Effect of outstanding securities	-	-	-	-
Diluted weighted average number of common shares outstanding	191,356,562	176,008,149	187,534,833	175,694,579

For the three and six months ended June 30, 2024 and 2023, the Company incurred net loss and comprehensive loss. As such, diluted loss per share excludes any potential conversion of share purchase options as they are anti-dilutive.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Six months ended June 30,
	2024 $	2023 $
Non-cash investing and financing activities:
Right-of-use assets and liabilities	17,231	45,591
Property and equipment included in accounts payable and accrued liabilities	-	23,657
Consideration received for disposal of Lucky Strike project (Note 3(ii))		4,657,482
Share issuance costs included in accounts payable and accrued liabilities	97,163	-
Other assets included in accounts payable and accrued liabilities	79,724	-
Cash paid for income taxes	-	-
Cash paid for interest	12,699	6,672
Cash received for interest	1,640,614	1,639,641

14.	SETTLEMENT OF LEGAL CLAIM

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares of the Company owned by ThreeD and the 4,000,000 common shares of the Company owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019. ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refuted each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim. The action progressed through the production of documents and oral examinations for discovery stages.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company had amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The parties had a mediation meeting on October 3, 2023, but were unable to settle the case.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.	SETTLEMENT OF LEGAL CLAIM (continued)

On June 5, 2024, the Company entered into a Settlement Agreement, pursuant to which the Plaintiffs received a total of 3,750,000 common shares of the Company from the Defendants. Palisades transferred 2,607,434 common shares of the Company to ThreeD and 772,566 common shares of the Company to 131. The Company issued 285,429 common shares to ThreeD and 84,571 common shares to 131 with a total value of $1,750,100 recorded in the condensed interim statement of loss and comprehensive loss for the three and six months ended June 30, 2024. The Settlement Agreement resolves the lawsuit completely, does not include any admission of liability and provides for fulsome releases by the Plaintiffs to the Defendants.

15.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1	–	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	–	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3	–	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which includes equities, warrants and Notes held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s equities that are subject to restrictions and warrants and Notes are classified within level 2 of the fair value hierarchy. Warrants are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions. The Notes are not traded on an active exchange and are valued using the Hull-White valuation model using assumptions including coupon rate, credit spread, mean reversion, rate volatility, riskless rate curve and redemption prices.

The carrying values of other financial instruments, including cash, deposits, interest receivable, accounts payable and accrued liabilities, and lease liabilities approximate their fair values due to the short-term maturity of these financial instruments.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at June 30 2024:

		Level 1 $	Level 2 $	Level 3 $	Level 4 $
Recurring measurements	Carrying amount	Fair value
Investments	2,471,135	2,136,088	335,047	-	2,471,135
Secured notes	2,581,577	-	2,581,577	-	2,581,577

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at December 31, 2023:

		Level 1 $	Level 2 $	Level 3 $	Level 4 $
Recurring measurements	Carrying amount	Fair value
Investments	3,596,592	3,408,092	188,500	-	3,596,592
Secured notes	2,454,300	-	2,454,300	-	2,454,300

There were no movements between levels during the six months ended June 30, 2024 and 2023.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is subject to credit risk resulting from its investment in Maritime secured notes (Note 7), in which case the Company’s maximum exposure is the full value of the secured notes of $2,581,577 at June 30, 2024. Interest receivable on the Maritime secured notes is collected quarterly. Sales taxes recoverable is due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2023.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at June 30, 2024, the Company has total liabilities of $11,430,249 and cash of $52,226,578 which is available to discharge these liabilities (December 31, 2023 – total liabilities of $19,076,473 and cash of $53,884,809). As at June 30, 2024, the Company must spend another $23,873,181 of Qualifying CEE by December 31, 2024 to satisfy its remaining current flow-through liability of $6,519,848.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2023.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts, secured notes, interest receivable, investments and accounts payable and accrued liabilities denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at June 30, 2024 would change the Company’s net loss by $405,951 as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, the interest rate risk is not significant. Interest receivable on secured notes is determined based on a floating interest rate and therefore subject to interest rate fluctuations, the interest rate risk is not material.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at June 30, 2024 would change the Company’s net loss by $247,113 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2023.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

16.	SUBSEQUENT EVENTS

Acquisition of Kingsway Project

On April 21, 2024, the Company entered into a property purchase agreement with Labrador Gold Corp. (“LabGold”) to acquire a 100% interest in LabGold’s Kingsway Project, located near Gander, Newfoundland and Labrador, as well as certain related assets of LabGold (the “Transaction”). As consideration, the Company agreed to issue to LabGold such number of common shares in New Found equal to $20,000,000 divided by the closing price of the Company’s shares on the TSX Venture Exchange on the last trading day prior to the closing date of the Transaction. The Transaction closed on July 9, 2024. Pursuant to the acquisition, the Company issued 5,263,157 common shares to LabGold.

Royalty Purchases

Subsequent to June 30, 2024, the Company entered into three royalty purchase agreements (the “Royalty Purchase Agreements”) with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”) to purchase part of each Vendor’s royalty interest in aggregate, 0.6% of the Vendors’ 1.6% net smelter returns royalty underlying several zones at the Company’s Queensway project (the “Royalty Interests”). Under the terms of the Royalty Purchase Agreements, as consideration for the Royalty Interests, the Company will pay $650,000 cash consideration and issue 100,000 common shares to each Vendor, for an aggregate cash consideration of $1,950,000 and aggregate share consideration of 300,000 common shares. The Company has the right to purchase the remaining 1% net smelter returns royalty from the Vendors for an aggregate price equal to $1,000,000 (the “Repurchase Price”) by November 12, 2024, payable by (i) an aggregate of $100,000 and (ii) an additional $4,950, in the aggregate, per year until the Repurchase Price has been satisfied. The transaction closed on August 8, 2024. Pursuant to the acquisition, the Company paid $1,950,000 and issued 300,000 common shares to the Vendors.

Stock Options

Subsequent to June 30, 2024, the following stock options expired:

•	28,000 stock options with an exercise price of $8.04 per share; and

•	8,000 stock options with an exercise price of $5.68 per share.